EXHIBIT 12.1

RATIO OF EARNINGS TO FIXED CHARGES
(in thousands, except ratio data)

	For the three months ended January 31,
			For the fiscal year ended October 31,
	2013	2012	2012	2011	2010	2009	2008
EARNINGS
Earnings before noncontrolling interests and income taxes	$34,584	$37,166	$161,175	$138,353	$109,055	$87,845	$102,837
Fixed charges	1,580	1,500	5,690	2,963	3,106	2,984	4,666
Adjusted earnings	$36,164	$38,666	$166,865	$141,316	$112,161	$90,829	$107,503

FIXED CHARGES
Interest expense	$640	$610	$2,432	$142	$508	$615	$2,314
Amortization of debt issuance costs	164	232	637	277	277	278	327
Portion of rental payments deemed to be interest (1)	776	658	2,621	2,544	2,321	2,091	2,025
Total fixed charges	$1,580	$1,500	$5,690	$2,963	$3,106	$2,984	$4,666

Ratio of earnings to fixed charges	22.9	25.8	29.3	47.7	36.1	30.4	23.0

(1)  Interest portion of rental expense is estimated to be one-third of rental expense.